Exhibit 10.1

September 29, 2019

Mrs. Jayme Brooks

2177 Silverstar Street

Simi Valley, CA 93065

RE:	Limbach Facility Services LLC

Conditional Employment Offer

Dear Jayme:

It is with great pleasure that I confirm to you our conditional offer to have you join Limbach Facility Services LLC (the "Company") as Executive Vice President & Chief Financial Officer. You will report directly to me and will be a member of our G9 Executive Committee. Your office location will be Tampa, FL. Your actual start date will be October 1, 2019. This offer is contingent upon you successfully passing our standard pre-employment substance abuse test and background checks and the Board of Directors approving a resolution for your employment.

Monthly Compensation
In consideration for your services, you will receive a monthly base salary of $30,416.67 ($365,000 annualized), a $1,000 per month automobile allowance, and reimbursement of reasonable out-of-pocket business expenses in accordance with the Company’s written policies with respect to such matters. Your compensation will be reviewed annually as part of the Company's year-end review process and you will be eligible for an increase, subject to the Board's approval, in January 2020. All compensation under this letter will be subject to withholding and other ordinary payroll deductions.

Annual Incentive Plan
The Compensation Committee of the Board of Directors, in its sole discretion, may award you an annual bonus based upon your performance and the Company's operating results during each year, of up to 50% of your then current base salary and based upon your achievement of the objectives identified in a mutually agreed upon annual Performance Agreement ("PA"). For 2019, you will be eligible for 3/12th of the fiscal year.

Relocation Expense Reimbursement

The Company will reimburse the following, including any taxable gross up expense:

1.	Temporary housing expense through January 31, 2020 in the Tampa, FL area for no more than $5,000 per month.
2.	The cost for lodging at an extended stay hotel or apartment in Pittsburgh and your commuting expense between Tampa and Pittsburgh for the team assessment period.
3.	The cost for selling your home in California, including realtor’s commission and other reasonable and typical closing costs, grossed up for tax expense.
4.	The reasonable and typical settlement costs for purchasing a home in the Tampa, FL region.
5.	The costs to move personal goods, including automobiles, to Tampa, FL, grossed up for tax expense.
6.	The costs for travel, lodging and meals for two house hunting trips for you and your spouse.
7.	The cost of travel and related expenses for relocation for you and your family.
8.	The cost of storage of personal possessions in Tampa through January 31, 2020.

The reimbursements in this section will be subject to the Company’s policies and procedures related to these matters.

Employee Benefits
As a senior executive of the Company, you will also be eligible to participate in all employment benefit programs then generally available to executives of the Company. You will receive four (4) weeks of vacation annually and sick leave in accordance with standard Company policies then in effect.

Long-Term Incentive Plan
In addition to the compensation described above, you will be eligible to participate in the Company's Long-Term Incentive Plan, or any new program to be developed, as follows:

-	You will be granted under the Limbach Holdings, Inc. Amended and Restated Omnibus Incentive Plan (the “Plan”) an initial award of the Company’s Common Stock valued at $250,000.00 in the form of restricted stock units that will vest on the one-year anniversary of the first day of your employment. The quantity of shares to be issued for this initial award shall be 37,215, which is calculated by the average share price during the 90-day period ending on September 27, 2019, divided into $250,000.00. This is to cover the loss of unvested shares from your current employer and your annual bonus for this fiscal year.

-	In addition, you will receive another 5,000 restricted stock units to be granted under the Plan on the first day of your employment. These share will also vest on the one-year anniversary of the first day of your employment.

-	You will also be granted under the Plan an award of 12,000 shares of the Company’s Common Stock in the form of restricted stock units, with 6,000 being time-based and 6,000 being performance-based. The 6,000 time-based shares shall vest in equal annual installments on December 31, 2020, 2021 and 2022, subject to your continuous service with the Company through each such vesting date. The remaining 6,000 performance-based shares shall vest upon the achievement of cumulative adjusted EBITDA of the Company of at least $75,000,000 for fiscal years 2019, 2020 and 2021 (the “Performance Milestone”), and subject to your continuous service with the Company through the certification by the Compensation Committee of the Board of Directors of the Company of the achievement of the Performance Milestone, if applicable.

-	The grants under the Amended and Restated Omnibus Incentive Plan are subject to the terms and conditions of applicable restricted stock unit award agreements that will be provided to you and must be executed without modification.

-	You will be eligible for consideration by the Compensation Committee of the Company’s Board of Directors for another annual grant in Q1 of 2020, and each year that follows.

Please see the enclosed Amended and Restated Omnibus Incentive Plan for further details.

In the event (i) your employment with the Company is terminated for reasons other than your Resignation (as defined below), death, disability, or Good Cause (as defined below) either before or after a Change in Control (as defined below) or (ii) you Resign for Good Reason as of, or within twelve months following, a Change in Control (as defined below), in each case you will be entitled to receive (a) all previously earned and accrued but unpaid base salary up to the date of termination, (b) a portion of any annual incentive plan payment earned per your PA during the year of termination pro-rated based upon the number of days you were employed during that year prior to the date of termination (paid only when such payment would otherwise be due), and (c) base salary and all health benefits through the date that is twelve (12) months from the date of your termination ("Salary Continuation Period").

"Change in Control" shall have the meaning ascribed to it in the Plan as in effect on the date hereof.  Notwithstanding the foregoing, a Change in Control shall not occur unless such transaction constitutes a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the Company's assets under Section 409A of the Internal Revenue Code of 1986, as amended. Should a Change in Control occur, all share not vested will vest.

In the event your employment with the Company is terminated as a result of your Resignation or for Good Cause, your rights to receive any and all compensation and benefits of any kind will terminate on the date of the termination of your employment.

“Resignation” means your voluntary termination of employment with the Company.

"Good Reason" means the occurrence of any of the following, in each case during the term of your employment with the Company without your written consent: (i) a material reduction in your base salary other than a general reduction in Base Salary that affects all similarly situated executives; (ii) a material reduction in your incentive plan opportunity;  (iii) a relocation of your principal place of employment by more than 30 miles; (iv) any material breach by the Company of any material provision of this offer letter;  (v) the Company's failure to obtain an agreement from any successor to the Company to assume and agree to perform this offer letter in the same manner and to the same extent that the Company would be required to perform if no succession had taken place, except where such assumption occurs by operation of law;  (vi) a material, adverse change in your title, authority, duties, or responsibilities (other than temporarily while you are physically or mentally incapacitated or as required by applicable law) taking into account the Company's size, status as a public company, and capitalization as of the date of this Agreement; or (viii) a material adverse change in the reporting structure applicable to you.

You cannot terminate your employment for Good Reason unless you have provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within 20 days of the initial existence of such grounds and the Company has had at least 20 days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment for Good Reason within 30 days after the first occurrence of the applicable grounds, then you will be deemed to have waived your right to terminate for Good Reason with respect to such grounds.

“Good Cause” means (i) the commission of, or being charged with, a felony or other crime involving moral turpitude, which could reasonably be expected to have a material adverse effect on the Company or your ability to perform your duties, as determined in the reasonable discretion of the Board, (ii) the commission of fraud, embezzlement or other deliberate act or omission involving dishonesty, insubordination or exceeding your authority with respect to the Company or any of its subsidiaries, the specific nature of which shall be set forth in a written notice by the Company to you, (iii) your use of alcohol or illegal drugs that may have a material adverse effect on your ability to perform your duties, responsibilities and functions (iv) your failure to perform your duties and responsibilities, which failure is not cured to the Board of Directors' reasonable satisfaction within thirty (30) days after written notice thereof to you setting forth in reasonable detail the nature of such failure and the action required to cure such failure, (v) gross negligence or willful misconduct in the management of the Company or any of its subsidiaries, (vi) intentionally causing the Company or any of its subsidiaries to violate a local, state or federal law in any respect, (vii) misappropriation of one or more of the Company's or its subsidiaries assets or business opportunities, or (viii) misrepresentation to or concealment of material information from the Board or the Chief Executive Officer which, if capable of being cured, is not cured to the Board's reasonable satisfaction within thirty (30) days after written notice thereof to you.

Notwithstanding the forgoing and subject to your rights to the Salary Continuation Period, you understand and agree your employment with the Company is as an employee at-will, and that you may resign, or the Company may terminate your employment, at any time, for any or for no reason, with or without cause, good cause, warning, or notice. To be eligible to receive payments during the Salary Continuation Period pursuant to this letter, you shall be required to execute and deliver to the Company, and not revoked (if applicable law requires that you be permitted to revoke) a separate general release of all claims in favor of the Company and its affiliates in a form acceptable to the Company.

Non-solicitation and Confidential Information

As a condition of your employment, you will agree that for a period of two (2) years following termination of your employment, you will not directly or indirectly (i) induce or attempt to induce any employee of the Company or its subsidiaries, divisions and affiliates to leave the employ of the Company, subsidiaries, divisions and affiliates, (ii) hire any person who was an employee of the Company or its subsidiaries, divisions and affiliates at the time of your employment or six (6) months prior thereto, or (iii) interfere with the Company's relationship with any of its current customers, suppliers, subcontractors or vendors, as well as any potential customers with which the Company has initiated negotiations.

You further recognize and acknowledge that the information, observations and data (including trade secrets and information regarding potential acquisitions by the Company), obtained by you while employed by the Company (hereinafter called "Confidential Information") are the property of the Company. In addition, except as required by law or court order, you will not, during or after your term of employment, disclose to any unauthorized person or use for your own purposes any of the Confidential Information without the prior written consent of the Board of Directors of the Company, unless and to the extent such Confidential Information becomes generally known to and available for use by the public other than as a result of your acts or omissions.

Jayme, we are very excited to have you join our team and about the prospects for the business as we move the Company forward.

Should you find the above acceptable, please sign where indicated below.

Very truly yours,

/s/ Charles A. Bacon, III

Charles A. Bacon, III
President and CEO
Limbach Holdings, LLC

AGREE AND ACCEPT:

/s/ Jayme Brooks

Jayme Brooks

Date: September 29, 2019